FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on May 14, 2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports First Quarter 2007 Results

Piraeus, Greece, May 14, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers announced today its unaudited financial and operational results for the first quarter ended March 31, 2007.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the first quarter of 2007 of $0.50 per share payable on May 31, 2007 to stockholders of record on May 21, 2007.

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A common shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

First Quarter 2007 Results

For the quarter ended March 31, 2007, Omega Navigation reported Total Revenues from continuing and discontinued operations of $14.1 and $0.2 million, respectively, and Net Income of $2.7 million, or $0.18 per share.  Net Income included an unrealized non-cash book loss of $ 0.3 million, or $0.02 per share, related to an interest rate swap and collar.  EBITDA from continuing and discontinued operations for the first quarter of 2007 was $ 9.5 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $1.1 million of revenues from profit sharing on charters of the vessels Omega Lady Sarah and the Omega Lady Miriam.  These revenues were related to voyages on these vessels which were carried out in the second and third quarters of 2006.

Discontinued operations refer to the operation of the two dry bulk carriers that the Company agreed to sell in September 2006 and delivered on schedule to their new owners in January 2007.

Excluding the dry bulk carriers, the Company owned and operated an average of six vessels during the first quarter of 2007, earning an average time-charter equivalent rate of $20,819 per day per vessel for the Handymax product tankers, and $ 24,971 per day per vessel for the Panamax product tankers.  During the first quarter of 2006, the Company’s fleet was composed of its two dry bulk carriers, which as mentioned above were sold in September 2006 and delivered in January 2007.

The Company has received cash totaling $0.4 million related to the profit sharing agreements in place during the first quarter of 2007 for the Omega Lady Sarah. This profit share revenue will be recognized in Net Income when final settlement is made with the charterer.

Operating expenses in the first quarter of 2007 included some expenses related to the initial outfitting of the Omega Emmanuel which was delivered on March 28, 2007.

Fleet Development

Purchase & Delivery of Two Newbuilding Ice Class 1A Panamax Product Tankers

On March 28, 2007 and April 26, 2007 Omega Navigation took delivery from STX Shipbuilding Co., South Korea, of the Omega Emmanuel and the Omega Theodore, respectively, the two new building Ice Class 1A Panamax double hull product tankers with a capacity of 73,000 dwt each, one which the company had previously agreed to acquire.

Prior to their delivery, the two newbuildings were secured on three year time charters at a daily rate of $ 25,500 per vessel with ST Shipping & Transport Pte Ltd, a subsidiary of Glencore International AG.  Both time charters include profit sharing arrangements on a quarterly basis, pursuant to which earnings from the vessels in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping. This sharing ratio will be adjusted when the vessels trade in ice conditions, so that the profit sharing above the base rate of $25,500 per day between Omega Navigation and ST Shipping will be 65%/35%.

The three year charters on each vessel commenced upon delivery of the vessels. Omega Navigation has selected VShips as the vessels’ technical manager.

The acquisition of the Omega Emmanuel and the Omega Theodore at a price of $64.5 million each was funded by a combination of internally generated cash and commercial bank debt totaling $60 million. As announced, the balance was funded by $4.5 million of warrants issued to the seller of each vessel, which will convert into Omega Class A common shares no earlier than March 31, 2009, at a minimum price of $18 per share or 8% below the market trading price.  The warrants will not be entitled to dividends, and have no voting rights.

Disposal of the Dry Bulk Carriers

During January 2007, Omega Navigation delivered its two dry bulk carriers to their new owners. With this delivery and the above mentioned acquisition of the two Panamax Ice Class 1A product carriers, Omega Navigation has fulfilled its strategic vision of becoming a pure play product tanker company.

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s eight product tankers are employed under time charters having a minimum term of three years from their respective delivery dates and are chartered to established charterers including among other Norden, Glencore and Torm. Six of the eight product tankers have profit sharing arrangements which enable the company to share in the charter market’s upside potential.

The Company also has or had options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented:

“We are pleased to have concluded our fourth consecutive quarter as a public company with strong operational and financial results primarily resulting from the operation of the six product tankers acquired around the time of our global IPO. In this quarter we have proceeded with the implementation of our business strategy of expanding our fleet, securing profitable long term charters for our vessels and rewarding our shareholders with a stable dividend.

In the first quarter of 2007 we delivered our dry bulk carrier fleet to their new owners thereby realizing our strategic vision of becoming a pure play product tanker company. We also acquired two newbuilding and took delivery of two Ice Class 1A Panamax product tankers expanding our fleet to eight vessels. These acquisitions enable us to establish a presence in the ice class niche market, which we believe has significant upside potential, and enhances the versatility and commercial flexibility of our fleet.

Consistent with our strategy of seeking predictable and stable cash flows through the long term employment of our vessels, all of our vessels are under three year time charters with established charterers pursuant to which we have secured 100% of our operating days for 2007 and 2008 and 63% in 2009. The charters on the vessels delivered to us in March and April of this year extend to 2010. The fact that six of our eight product tankers have profit sharing arrangements enables us to share into the upside of the market and thereby help to maximize the return for our shareholders.

Finally, we continued with our stable dividend policy, declaring our fourth consecutive quarterly dividend of $ 0.50 per common share.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term charters with established charterers, a solid but flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.”

Quarterly Dividend

On May 8, 2007, the Board of Directors of the Company approved the Company’s fourth consecutive quarterly dividend since it went public of $ 0.50 per share, payable on May 31, 2007 to shareholders of record as of May 21, 2007.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses, debt amortization and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “We have now paid or declared on schedule four consecutive quarterly dividends since going public in the amount of $0.50 per share, aggregating $2.00 per share, and our next quarterly dividend declaration is anticipated for August 2007. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.

Our dividend policy enhances our Company’s ability to pay dividends to the public shareholders and is structured to enable all shareholders to share equally in our Company’s profitability and growth. The Class B shares held by the initial shareholder, which were approximately 20.7% of the total outstanding shares, are subordinated in respect of paying dividends to the public shareholders and have no incentives of any kind.”

As of March 31, 2007 we had a debt to book capitalization ratio of 55%.  This level of leverage has allowed us to drawdown our revolving credit facility to partially finance the acquisition of our eighth product tanker, the newbuilding vessel Omega Theodore, which was delivered to us on April 26, 2007.

Fleet Data

Three Months Ended March 31, 2007	Product Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	5	2
Average age of fleet (in years)	3	1
Ownership days (2)	364	180
Available days (3)	364	180
Operating days (4)	364	180
Fleet Utilization (5)	100%	100%
Voyage revenues (net of voyage expenses) (8)	9,089,615	3,747,436
Time charter equivalent (TCE) rate $/day (6)(8)	24,971	20,819
Vessel operating expenses (net of predelivery expenses)	1,762,620	773,599
Daily vessel operating expenses (7)	4,842	4,298

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended March 31, 2007, pre-delivery expenses amounted to $0.4 million for Panamax product tankers and $0 for Handymax product tankers.

(8)   Excludes $ 1.1 million of profit sharing revenue booked in the first quarter of 2007 on the “Omega Lady Sarah” and the “Omega Lady Miriam” related to voyages carried out during the second and third quarters of 2006.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Vessels
Panamax TBN 3	D	2007	73,000	LR1 – Ice Class 1A	Aug-07
Panamax TBN 4	D	2007	73,000	LR1 - Ice Class 1A	Sep-07
Total (DWT):			146,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

Conference Call and Webcast:

As previously announced, the Company’s management will host a conference call to discuss its first quarter 2007 results on May 15, 2007 at 9:00 A.M. EST.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Omega”.

In case of any problem with the above numbers, please dial (866) 869-2352 (from the US),

0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US).

Quote “Omega Navigation”.

A telephonic replay of the conference call will be available until May 22, 2007 by dialing 1-866-223-0615 (US Toll Free Dial In), 0800-694-1503 (UK Toll Free Dial In) or +44(0)1452-586-513 (Standard International Dial In). Access Code: 3663884#

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars-except shares and per share data)

Three Months Ended March 31, 2007
(unaudited)
CONTINUING OPERATIONS
Revenues:
Voyage revenue	14,139

Expenses:
Voyage expenses	(195)
Vessel operating expenses	(2,943)
Depreciation and amortization	(3,522)
Management fees	(248)
Options’ premium	(100)
General and administrative expenses	(1,157)
Foreign currency losses	(8)
Operating income	5,966

Other income (expenses)
Interest and finance costs	(3,823)
Interest income	946
Loss on derivative instruments	(234)
Total other income /(expenses), net	(3,111)

INCOME FROM CONTINUING OPERATIONS	2,855

DISCONTINUED OPERATIONS
Loss from discontinued operations of the bulk carrier fleet	(166)
LOSS FROM DISCONTINUED OPERATIONS	(166)

Net income	2,689

Earning / (Loss) per common share, basic and diluted:
- From continuing operations
Earnings per Class A common share, basic and diluted	0.19
Earnings per Class B common share, basic and diluted	0.19
Weighted average number of Class A common shares, basic	12,010,000
Weighted average number of Class A common shares, diluted	12,188,502
Weighted average number of Class B common shares, basic and diluted	3,140,000
- From discontinued operations
Loss per Class A common share, basic and diluted	(0.01)
Loss per Class B common share, basic and diluted	(0.01)
Weighted average number of Class A common shares, basic	12,010,000
Weighted average number of Class A common shares, diluted	12,188,502
Weighted average number of Class B common shares, basic and diluted	3,140,000
- From continuing and discontinued operations
Earnings per Class A common share, basic and diluted	0.18
Earnings per Class B common share, basic and diluted	0.18
Weighted average number of Class A common shares, basic	12,010,000
Weighted average number of Class A common shares, diluted	12,188,502
Weighted average number of Class B common shares, basic and diluted	3,140,000

Omega Navigation Enterprises Inc
Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars-except shares and per share data)

	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	26,206	3,862
Accounts receivable, trade	284	145
Inventories	581	504
Prepayments and other	629	518
Restricted cash	304	931
Vessels held for sale	-	81,468
Total current assets	28,004	87,428

FIXED ASSETS:
Vessels, net	410,961	350,288
Property and equipment, net	128	143
Advances for vessels’ acquisition	6,100	200
Total fixed assets	417,189	350,631

OTHER NON CURRENT ASSETS:
Deferred charges	130	226
Restricted cash	5,539	5,546
Total other non current assets	5,669	5,772

Total assets	450,862	443,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	11,180	49,133
Accounts payable	1,410	1,496
Accrued and other current liabilities	1,483	1,129
Deferred revenue	3,303	2,719
Derivatives liability	587	313
Total current liabilities	17,963	54,790

NONCURRENT LIABILITIES:
LONG-TERM DEBT, net of current portion	233,668	188,944
Warrants	3,982	-
Total noncurrent liabilities	237,650	188,944

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock:	151	151
Additional paid-in capital	196,654	196,590
Retained earnings	(1,556)	3,356
Total stockholders’ equity	195,249	200,097
Total liabilities and stockholders’ equity	450,862	443,831

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-except shares and per share data)

Three months ended March 31, 2007
(unaudited)
Cash flows from operating activities
Income from continuing operations	2,855

Net cash from continuing operating activities	8,068
Net cash from discontinued operating activities	(885)
Net cash from continuing and discontinued operating activities	7,183

Cash flows from investing activities
Net cash used in investing activities-continuing operations	(70,082)
Net cash provided by investing activities-discontinued operations	81,469
Net cash (used in) /provided by investing activities- continuing and discontinued operations	11,387
.
Cash flows from financing activities
Net cash provided by financing activities-continuing operations	42,583
Net cash used in financing activities-discontinued operations	(38,809)
Net cash provided by/ (used in) financing activities-continuing and discontinued operations	3,774

Net increase in cash and cash equivalents	22,344
Cash and cash equivalents at the beginning of the period	3,862
Cash and cash equivalents at end of period	26,206

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash From Operating Activities

(All amounts expressed in thousands of U.S. Dollars-except shares and per share data)

	Three months ended March 31, 2007
	Continuing operations	Total
Net cash from operating activities	8,068	7,183
Net increase in current assets	177	326
Net decrease in current liabilities excluding bank debt	(1,462)	(851)
Stock based compensation	(64)	(64)
Net interest expense	2,837	2,966
Amortization of financing costs	(67)	(108)
EBITDA	9,489	9,452

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. The Company also has or had options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 14, 2007

  By:        /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer

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